Exhibit 99.1

ABN 82 010 975 612

Progen Pharmaceuticals Raises A$34.1m in Entitlements Offer

Brisbane, Australia.  20 June 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced the closure of its 1:9 entitlements offer, raising approximately A$34.1 million (before expenses)

Progen has now secured sufficient funding to conduct the Phase 3 development of PI-88 in post-resection liver cancer, the conduct of clinical trials of PI-88 in other indications and the development of other product candidates. The Company remains on track to begin Phase 3 enrolment in the second half of 2007.

The entitlements offer represented the issue of one (1) fully paid share for every nine (9) existing shares at an offer price of A$5.74 to ASX-listed shareholders and US$4.75 to NASDAQ-listed shareholders. The offer included one free option, or warrant, for every two shares subscribed for at an exercise price of A$8.40 and an expiry date of 28 May 2010. Uptake by shareholders amounted to 1,082,727 shares or 18 per cent of the total offering of 5,941,343 Progen shares. The shortfall of 4,858,616 shares will be placed with institutional clients of the co-underwriters, Bell Potter Securities Limited and Emerging Growth Capital Pty Ltd.

The fundraising is the completion of the capital raising plan encompassing the domestic institutional placement undertaken in December 2006 raising A$20.0 million, the share purchase plan completed in February 2007 raising A$5.4 million, and the US Registered Direct Placement raising US$32.8 million. Mr Justus Homburg, Chief Executive Officer of Progen, commented: “We are now positioned to successfully drive PI-88 towards registration and optimise the value inherent in PI-88. We continue to aggressively pursue the Phase 3 clinical development to get PI-88 into the market place and treat patients as quickly as possible.”

“The capital raising was a critical piece in the planning, execution and timely launch of the Phase 3 trial in primary liver cancer, which is on track to begin later this year. Key milestones in this process will be the appointment of a CRO, appointment of a clinical advisory board, protocol finalisation as part of the SPA process and the first patient being recruited. Each of these elements is well advanced, and we look forward to updating investors at the earliest opportunity on progress in these key areas.”

“The Company’s focus continues to be on the timely development and commercialisation of PI-88, along with our other technologies” he added.

About Progen: Progen Pharmaceuticals Limited (formerly Progen Industries Limited) is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen Information:
Justus Homburg	Noreen Dillane
Progen Pharmaceuticals Limited	Progen Pharmaceuticals Limited
T: +61 7 3842 3333	T: +61 7 3842 3333
E: justush@progen-pharma.com	E: noreend@progen-pharma.com

Media and Investor Relations Australia:
Rebecca Piercy	Rebecca Wilson
Buchan Consulting	Buchan Consulting
T: +61 2 9237 2800 / 0422 916 422	T: +61 417 382 391
E: rpiercy@bcg.com.au	E: rwilson@bcg.com.au

Media Relations USA:	Investor Relations USA:
Robert D. Stanislaro	Evan Smith
FD	FD
T: 212-850-5657	T: 212-850-5606
E: robert.stanislaro@fd.com	E: Evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.